FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  May 28, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                            Form 20-F X Form 40-F __


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes ___ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-_______


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       This report on Form 6-K shall be incorporated by reference into the
Registration Statements of Bunge Limited on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376, 333-108441-01, 333-109309, 333-110904,
333-113194-01 and 333-114973), as amended, filed under the Securities Act of 1933, as amended; the Registration Statement of Bunge Limited on Form F-4 (Registration Statement No. 333-113786), as amended, filed under the Securities Act of 1933, as amended; the Registration Statements of Bunge Limited on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed under the Securities Act of 1933, as amended; the Registration Statements of Bunge Limited Finance Corp. on Form F-3 (Registration Nos. 333-104974-01, 333-106182-01, 333-107376-01, 333-108441, 333-109309-01, 333-110904-01 and
333-113194), as amended, filed under the Securities Act of 1933, as amended; and the Registration Statement of Bunge Limited Finance Corp. on Form F-4 (Registration Statement No. 333-113786-01), as amended, filed under the Securities Act of 1933, as amended; to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.






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                                    EXHIBITS


Exhibit 1 Press release, dated May 27, 2004, announcing increase in regularly quarterly cash dividend.

Exhibit 2 Press release, dated May 27, 2004, announcing underwriters exercise option to purchase additional common shares.

Exhibit 3 Press release, dated May 28, 2004, announcing Bunge shareholder approval of resolutions at Annual Meeting.





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                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       Date: May 28, 2004                     BUNGE LIMITED

                                              By: /s/ WILLIAM M. WELLS
                                                 -----------------------
                                                 William M. Wells
                                                 Chief Financial Officer